Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2001	2002	2003	2004	2005

Net (loss) income	$(97,566)	$(24,958)	$(22,168)	$24,219	$47,470

Income tax (benefit) expense	(38,870)	(12,434)	(12,338)	11,764	35,488

Fixed charges	153,964	139,376	126,245	116,409	137,889

Earnings	17,528	101,984	91,739	152,392	220,847

Interest expense, net	112,386	94,061	77,350	64,425	80,345

Rents under leases representative of an interest factor (1/3)	41,578	45,315	48,895	51,984	57,544
Preferred dividends	0	0	0	0	0

Fixed charges	153,964	139,376	126,245	116,409	137,889

Ratio of earnings to fixed charges(2)	0.1x	0.7x	0.7x	1.3x	1.6x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $136.4 million, $37.4 million and $34.5 million, respectively.